Todd C. Johnson Executive Vice President, General Counsel and Corporate Secretary Telephone: 904.854.8547 Facsimile: 904.357.1005
June 20, 2008
VIA EDGAR CORRESPONDENCE FILING
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention: H. Christopher Owings, Assistant Director

Re:	Lender Processing Services, Inc. (the “Company”) Registration Statement on Form 10 (File No. 1-34005)
Ladies and Gentlemen:
     The Company hereby withdraws its request for acceleration of the effectiveness of the Registration Statement on Form 10 (File No. 1-34005), as amended (the “Form 10”), to 12:00 p.m., Eastern time, on June 20, 2008, or as soon thereafter as possible, filed with the Securities and Exchange Commission (the “Commission”) on June 19, 2008, as it later filed with the Commission an amended request for acceleration of the effectiveness of the Form 10 to 10:00 a.m., Eastern time, on June 20, 2008, or as soon thereafter as possible.
     If you have any questions or require additional information please do not hesitate to call Robert S. Rachofsky or Margarita A. Glinets of Dewey & LeBoeuf LLP at 212-259-8088 or 212-259-8448, respectively.

Very truly yours, LENDER PROCESSING SERVICES, INC.
By:	/s/ Todd C. Johnson
	Name:	Todd C. Johnson
	Title:	Executive Vice President, General Counsel and Corporate Secretary